UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14460

Agrium Inc.

(Exact name of registrant as specified in its charter)

13131 Lake Fraser Drive S.E.,

Calgary, Alberta, Canada T2J 7E8

(403) 225-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, No Par Value

Rights to purchase Common Shares

6.750% debentures due 2019

3.150% debentures due 2022

3.500% debentures due 2023

3.375% debentures due 2025

7.800% debentures due 2027

4.125% debentures due 2035

7.125% debentures due 2036

6.125% debentures due 2041

4.900% debentures due 2043

5.250% debentures due 2045

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, No Par Value – 1 holder

Rights to purchase Common Shares – 0 holders

6.750% debentures due 2019 – 41 holders

3.150% debentures due 2022 – 54 holders

3.500% debentures due 2023– 43 holders

3.375% debentures due 2025 – 48 holders

7.800% debentures due 2027 – 26 holders

4.125% debentures due 2035 – 48 holders

7.125% debentures due 2036 – 27 holders

6.125% debentures due 2041 – 40 holders

4.900% debentures due 2043 – 44 holders

5.250% debentures due 2045 – 40 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2018	By:	/s/Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Corporate Secretary